SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HEALTHCARE PROPERTIES, L.P.
                                (NAME OF ISSUER)


                                DEPOSITARY UNITS
                         (TITLE OF CLASS OF SECURITIES)


                                      NONE
                                 (CUSIP NUMBER)

                             DAVID R. BRICKMAN, ESQ.
                              CAPITAL REALTY GROUP
                         14160 DALLAS PARKWAY, SUITE 300
                               DALLAS, TEXAS 75240
                                                  (972) 770-5600
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                NOVEMBER 3, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                                        Page 1 of 8 sequentially numbered pages.

CUSIP No. NONE                13D                              Page 2 of 8 Pages
          --------------



     1 NAME OF REPORTING PERSON: CAPITAL SENIOR LIVING PROPERTIES, INC. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NOT GIVEN

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                            (a)
                                                                            (b)

     3       SEC USE ONLY


     4       SOURCE OF FUNDS (See instructions): AF


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS


      NUMBER OF          7      SOLE VOTING POWER: 2,335,742
        SHARES
     BENEFICIALLY        8      SHARED VOTING POWER:
       OWNED BY
         EACH            9      SOLE DISPOSITIVE POWER: 2,335,742
      REPORTING
     PERSON WITH         10      SHARED DISPOSITIVE POWER:


     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        2,335,742


     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.98%


     14      TYPE OF REPORTING PERSON (See instructions): CO


============ =========

CUSIP No. NONE                    13D                          Page 3 of 8 Pages
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ITEM 1.                    SECURITY AND ISSUER.

         a.                Title of the class of equity securities:

                           Depositary Units (the "Units")

         b. Name and address of the principal executive office of the issuer:

                           Healthcare Properties, L.P. (the "Issuer")
                           14160 Dallas Parkway, Suite 300
                           Dallas, Texas  75240

ITEM 2.                    IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Capital Senior Living Properties, Inc., a Texas corporation ("Senior Properties" or "Registrant").

         Senior Properties. Senior Properties owns and operates properties primarily in the senior living services industry and owns certain other assets related to the senior living services industry.

         Capital Senior Living Corporation. Capital Senior Living Corporation, a Delaware corporation ("CSL"), is the parent company of Senior Properties. CSL owns and operates properties primarily in the senior living services industry.

         The business address of both Senior Properties and CSL is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

         Information as to the names, residences, business addresses, present principal occupations or employment, and citizenship of the executive officers and directors of each of Senior Properties and CSL is set forth in Appendix I, which is incorporated herein by reference.

         During the last five years, neither the Registrant nor any of the persons named in Appendix I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and except that Mr. Stroud pleaded guilty to driving under the influence charges in August 1992, in Dallas County Criminal Court and in June 1994, in Dallas County District Court, receiving probation, minor fines and community service, education and after care obligations) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. NONE                    13D                          Page 4 of 8 Pages
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ITEM 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         As of November 3, 1997, Senior Properties purchased 2,335,742 Units of the Issuer for $15,636,749.00. Such purchases were effected with funds provided by CSL pursuant to that certain Asset Purchase Agreement, dated as of July 8, 1997, by and between CSL and Capital Senior Living Communities, L.P., a Delaware limited partnership.

ITEM 4.                    PURPOSE OF TRANSACTION.

         The Registrant and CSL believe that the Units have represented an attractive investment at the acquisition price paid for such investment. Consequently, the acquisition by the Registrant of the Units has been made for investment purposes. However, the Registrant will continually evaluate the business, financial condition, and prospects of the Issuer, the price for Units, return on its investment, alternative investments, and conditions in the economy and in the industry in which the Issuer is engaged, with a view toward determining whether to hold, decrease, or increase its investment in Units. From time to time on or after the date of this statement, based upon its evaluation, the Registrant may sell all or a portion of its Units or may purchase additional Units, at varying prices in privately negotiated transactions and/or in other transactions.

         While neither the Registrant nor CSL has entered into any definitive agreements, arrangements, or understandings to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current management, capitalization, distribution policy, business, structure, partnership agreement or to cause the Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, the Registrant and CSL are currently exploring an arrangement to purchase substantially all of the assets of the Issuer.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this filing, Senior Properties owns 2,335,742 Units of the Issuers representing approximately 55.98% of the Units outstanding on September 30, 1997, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1997. None of the persons names in Appendix I own any Units.

         (b) Senior Properties has sole voting power over the Units.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. NONE                           13D                   Page 5 of 8 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, there are no other contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to Units of the Issuer.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No. NONE                           13D                   Page 6 of 8 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 1997                    CAPITAL SENIOR LIVING PROPERTIES, INC.
                                          a Texas corporation

                                          By:      /s/ David R. Brickman
                                             ---------------------------
                                          Name:       David R. Brickman
                                          Title:         Vice President

CUSIP No. NONE                             13D                 Page 7 of 8 Pages
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                                   APPENDIX I

   EXECUTIVE OFFICERS AND DIRECTORS OF CAPITAL SENIOR LIVING PROPERTIES, INC.
                      AND CAPITAL SENIOR LIVING CORPORATION

CAPITAL SENIOR LIVING PROPERTIES, INC.



  Name and Business or
   Residence Address                       Positions and Principal Occupation
----------------------              ----------------------------------------------------------------
Keith N. Johannessen                     President and Director of Senior Properties
David R. Brickman                        Vice President, Secretary and Director of Senior Properties
Rob L. Goodpaster                        Vice President of Senior Properties
David W. Beathard, Sr.                   Vice President of Senior Properties
Robert F. Hollister                      Controller of Senior Properties

Each of the persons listed above is a citizen of the United States and, unless otherwise noted, has a business address of 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

CAPITAL SENIOR LIVING CORPORATION



  Name and Business or
   Residence Address                       Positions and Principal Occupation
---------------------------              ---------------------------------------------------
Jeffrey L. Beck                          Co-Chairman and Chief Executive Officer
James A. Stroud                          Co-Chairman, Chief Operating Officer, and Secretary
Lawrence A. Cohen                        Vice Chairman and Chief Financial officer
Keith N. Johannessen                     President
Rob L. Goodpaster                        Vice President - National Marketing
David W. Beathard, Sr.                   Vice President - Operations
Charles W. Allison                       Vice President - Development
David R. Brickman                        Vice President and General Counsel
Kathleen L. Granzberg                    Controller - Corporate
Robert F. Hollister                      Controller - Property

CUSIP No. NONE                          13D                    Page 8 of 8 Pages
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   Name and Business or
   Residence Address                       Positions and Principal Occupation
---------------------------              -------------------------------------------------------------
Dr. Gordon I.                            Director, Attending anesthesiologist at Presbyterian Hospital
Goldstein                                and the Surgery Center Southwest in Dallas, Texas
J. Frank Miller, III                     Director, President and Chief Executive Officer of JPI
James A. Moore                           Director, President of Moore Diversified Services, Inc.
Dr. Victor W. Nee                        Director, Professor, University of Notre Dame

Each of the persons listed above is a citizen of the United States and, unless otherwise noted, has a business address of 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.